UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo 50
Piso 11
C1107AAB-Buenos Aires
Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press release issued by Telecom Italia

Item 1

Nortel Inversora S.A.

Buenos Aires, October 25, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE: Press Release issued by Telecom Italia

I am writing to you as Responsible for Market Relations of Nortel Inversora S.A. (“Nortel”) to attach a copy of the Press Release made public today by Telecom Italia S.p.A., the indirect controlling shareholder of Nortel.

Sincerely,

Nortel Inversora S.A.
María Blanco Salgado
Responsible for Market Relations

PRESS RELEASE

TELECOM ITALIA: EXECUTED AMENDED AGREEMENTS FOR THE SALE OF INTEREST IN TELECOM ARGENTINA

•	The total aggregate consideration and payments contemplated by the agreement for the sale of the entire shareholding remains unchanged at USD 960 million
•	Of such amount, USD 113.7 million has already been received since November 2013; a further USD 215.7 million is expected to be received on the first Closing by the end of October
•	The sale of the 51% controlling interest in Sofora and receipt of the remaining consideration is expected within the next two and one-half years, subject to Argentinean regulatory clearance
•	Guarantees of performance by Fintech secured by pledge of collateral with a value of USD 600.6 million
•	In the meantime no material change in the corporate governance of the Argentinean companies

Rome, 25 October 2014

Pursuant to the mandate of its Board of Directors, Telecom Italia accepted yesterday an offer from the Fintech Group to amend and restate the original existing agreement, signed on 13 November, 2013, for the acquisition of Telecom Italia’s entire interest in Telecom Argentina, held by Telecom Italia and Telecom Italia International through Sofora Telecomunicaciones and Nortel Inversora, and other related assets. The total aggregate consideration and payments contemplated by the agreement remains unchanged at USD 960 million.

Under the amended agreement, the sale of the 51% controlling interest in Sofora is conditional upon obtaining regulatory approval by the Argentine Secretaría de Comunicaciones and will not occur until after such approval is obtained. That sale is expected to occur within the next two and one-half years. In the interim, a 17% minority interest in Sofora will be sold to Fintech during October 2014.

Of the total aggregate consideration and payments: (i) USD 113.7 million has been received prior to today’s date (a) pursuant to the terms of the original agreement with Fintech, in respect of the sale to Fintech of liquid assets held at the time by Tierra Argentea (a company controlled by Telecom Italia) and (b) in respect of amounts already reserved for dividends by Sofora; (ii) USD 215.7 million will be paid as consideration for the sale to Fintech of a 17% minority interest in Sofora held by Telecom Italia International and other related assets, which is expected to occur by the end of October; and (iii) a further USD 550.6 million will be paid as consideration for the sale of the 51% controlling interest in Sofora held by Telecom Italia and Telecom Italia International.

The remaining USD 80 million will be paid, with portions paid only following closing of the sale of Telecom Italia’s 51% controlling interest in Sofora to Fintech, pursuant to additional agreements related to the transaction, including an agreement to continue providing the Telecom Argentina companies technical support and other services for up to three years, the waiver by Telecom Italia of certain rights under, as well as amendments to, the current shareholders’ agreement relating to Telecom Argentina with the Werthein Group.

If the sale of 51% of Sofora to Fintech is not completed within two and one-half years, Telecom Italia may then elect to either (i) terminate the agreement with Fintech and receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) the 17% minority interest in Sofora previously sold to Fintech pursuant to an agreed formulation or (ii) pursue a sale of its 51% controlling interest in Sofora to a third party purchaser, subject to applicable regulatory approval and as to which Fintech has agreed to guarantee that Telecom Italia will receive an overall amount of at least USD 630.6 million. After such third party sale is consummated, if the overall amount received in connection with such approved sale exceeds the purchase price amount guaranteed by Fintech, any excess will be allocated between the parties according to an agreed formula.

If Telecom Italia is unable to complete a sale to a third party purchaser within a further two and one-half years, the agreement with Fintech will be terminated, Fintech will pay Telecom Italia an amount of USD 175 million and Telecom Italia will receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) the 17% minority interest in Sofora previously sold to Fintech pursuant to an agreed formulation.

Telecom Italia has received certain guarantees of performance under the agreements with Fintech, secured by the pledge of collateral by Fintech with a value of USD 600.6 million. In connection with this arrangement, Telecom Italia International will issue a note to be subscribed by Fintech, which will be pledged by Fintech to Telecom Italia and Telecom Italia International. The note will be guaranteed by Telecom Italia, constituting a related-party transaction, on arm’s length terms, between the parent company (Telecom Italia S.p.A.) and its fully owned subsidiary (Telecom Italia International N.V.), below the materiality thresholds set forth by the Telecom Italia Group’s internal procedure for related-party transactions. As a result, no information document on this specific transaction will be filed. According to the aforementioned procedure, such a guarantee will be scrutinized by Telecom Italia Control and Risk Committee.

The cash proceeds of such note of USD 600.6 million will increase the liquidity position of the Telecom Italia Group, without changing its Net Financial Position.

The majority of Sofora’s Board of Directors will continue to be appointed by Telecom Italia Group until receipt of Argentine regulatory approval and closing of the sale of Telecom Italia’s 51% controlling interest in Sofora. No material change in the corporate governance of the Argentinean companies is foreseen.

Telecom Italia presently holds an economic interest of 19.3% in the Business Unit Argentina, which reported revenues in 2013 of 27.3 billion Argentine Pesos (Euro 3.7 billion) with an EBITDA margin of 27.6%.

Telecom Italia
Ufficio Stampa
+39 06 3688 2610
http://www.telecomitalia.com/media

Telecom Italia
Investor Relations
+39 02 8595 4131
http://www.telecomitalia.com/investor_relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	October 27, 2014	By:	/s/ María Blanco Salgado
			Name:	Maria Blanco Salgado
			Title:	Officer in Charge of Market Relations